Exhibit (a)(1)(H)
Supplement to the Offer to Purchase dated March 4, 2005
relating to
All Outstanding Shares of Common Stock
of
RETEK INC.
at an increased cash price of
$11.00 net per share
by
SAPPHIRE EXPANSION CORPORATION
a wholly owned subsidiary of
SAP AMERICA, INC.
a wholly owned subsidiary of
SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN,
PRODUKTE IN DER DATENVERARBEITUNG (SAP AG)
THE AMENDED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 NOON,
NEW YORK CITY TIME, ON FRIDAY, APRIL 1, 2005, UNLESS THE AMENDED OFFER IS EXTENDED.
     THE BOARD OF DIRECTORS OF RETEK INC. HAS UNANIMOUSLY APPROVED THE AMENDED OFFER AND THE MERGER REFERRED TO HEREIN AND DETERMINED THAT THE TERMS OF THE AMENDED OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES.
         THE AMENDED OFFER IS CONDITIONED ON, AMONG OTHER THINGS, (A) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE AMENDED OFFER A NUMBER OF SHARES OF COMMON STOCK OF RETEK INC. THAT REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING RETEK INC. SHARES ON A FULLY DILUTED BASIS AND (B) THE RECEIPT OF ANY APPROVAL REQUIRED BY THE GERMAN FEDERAL CARTEL OFFICE, EITHER BY RECEIPT OF A WRITTEN NOTIFICATION OR BY EXPIRATION OF ANY APPLICABLE WAITING PERIOD, AND ANY OTHER SIMILAR AND NECESSARY FOREIGN APPROVALS OR WAITING PERIODS APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE AMENDED OFFER HAVING EXPIRED OR BEEN TERMINATED.
         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE AMENDED OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THE AMENDED OFFER, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE CONTAINED IN THIS SUPPLEMENT TO THE OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
IMPORTANT
     If you desire to tender all or any portion of your shares of Retek Inc. common stock, you should either (a) complete and sign the original (white) or revised (blue) Letter of Transmittal (or a facsimile copy) in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile copy) and any other required documents to Mellon Investor Services LLC, our Depositary, and either deliver the certificates for your shares along with the Letter of Transmittal to the Depositary or tender your shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (b) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your shares.
         If you desire to tender shares, and certificates evidencing your shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to our Depositary prior to the expiration of our offer, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.
         If you have already tendered shares of common stock of Retek Inc. pursuant to our original offer and have not withdrawn such shares, you do not need to take any further action, except as may be required by the guaranteed delivery procedure if such procedure was utilized, to receive the increased offer price of $11.00 per share in cash without interest if Sapphire Expansion Corporation accepts for payment shares pursuant to our amended offer.
         Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement to the Offer to Purchase. Additional copies of this Supplement to the Offer to Purchase, the revised (blue) Letter of Transmittal, the revised (green) Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or the Dealer Manager.
The Dealer Manager for the Amended Offer is:
March 17, 2005

i

SUMMARY TERM SHEET
      This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Supplement to the Offer to Purchase or in the Offer to Purchase and the related Letter of Transmittal, and the information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and explanations contained in this Supplement to the Offer to Purchase as well as in the Offer to Purchase and the related Letter of Transmittal. We urge you to read carefully this entire document along with the related Offer to Purchase dated March 4, 2005, the appendices to the Offer to Purchase, documents incorporated by reference or otherwise referred to herein and in the Offer to Purchase and the related revised (blue) Letter of Transmittal before making any decision regarding whether to tender your shares.

•	Sapphire Expansion Corporation and SAP America, Inc. have entered into an amended merger agreement with Retek Inc. pursuant to which Sapphire Expansion has amended its offer to acquire all outstanding shares of Retek common stock to increase the offer price to $11.00 per share. In addition, the amended merger agreement provides for an increase in the fee payable to SAP America under certain circumstances in connection with the termination of the amended merger agreement to $25 million. All stockholders whose shares are validly tendered and not withdrawn and accepted for payment (including shares tendered prior to the date of this Supplement) pursuant to Sapphire Expansion’s offer will receive the increased price. See the Introduction to this Supplement.

•	The board of directors of Retek Inc. has unanimously approved the amended offer and the merger referred to herein and determined that the terms of the amended offer and the merger are fair to, and in the best interests of, the stockholders of Retek, and unanimously recommends that stockholders of Retek accept the amended offer and tender their shares.

•	The expiration date of the amended offer has not changed. The amended offer and withdrawal rights will expire at 12:00 noon, New York City time, on Friday, April 1, 2005, unless extended. See Section 1 of this Supplement.

•	If the amended offer is completed, we intend to cause Sapphire Expansion to merge with Retek. The consideration paid in a subsequent merger will be the same consideration as is paid in the amended offer. See the Introduction to this Supplement.

•	If you tender your shares to us in the amended offer, you will, if the amended offer is completed, receive cash for your shares sooner than stockholders who wait for the merger, but stockholders who tender will not be entitled to a judicial appraisal of the fair value of their shares under Delaware law, and any stockholder who does not tender his or her shares may exercise such appraisal rights. See Section 9 of this Supplement.
Why is Sapphire Expansion amending its offer?
      Sapphire Expansion is amending its offer to buy your shares of common stock to increase the offer price from $8.50 per share to $11.00 per share. This is a 29.4% increase over the original offer price. This amended price represents an 83.3% premium to the closing price of the shares on February 25, 2005, the last trading day prior to public announcement of the original offer. Our amended offer price of $11.00 per share represents a premium of 22.2% over the Oracle offer and a premium of 4.6% over the closing price of the shares on March 16, 2005.
If I already tendered my shares in Sapphire Expansion’s original offer, do I have to do anything now?
      No, you do not have to take any action in relation to any shares previously validly tendered and not withdrawn pursuant to our offer. If the amended offer is completed, these shares will be accepted for payment and you will receive the increased price of $11.00 per share.
If I did not tender my shares in the original offer, can I tender my shares now?
      Yes.

Has the expiration date of the offer been changed?
      No. The expiration date of the amended offer remains 12:00 noon, New York City time, on Friday, April 1, 2005.
Has the board of directors of Retek approved the amended offer?
      We are making the offer pursuant to an amended merger agreement among us, SAP America and Retek. The board of directors of Retek approved the merger agreement and approved our amended offer and our proposed merger with Retek. The board of directors of Retek has determined that the amended offer and the merger are fair to, and in the best interests of, you, as a stockholder of Retek, and unanimously recommends that you accept the amended offer and tender your shares. See the Introduction to this Supplement.
How does Sapphire Expansion’s amended offer and merger agreement relate to the offer of Oracle Corporation?
      On March 8, 2005, Oracle Corporation announced an offer to purchase all the outstanding shares of Retek common stock at $9.00 per share. Our amended offer price of $11.00 per share represents a premium of 22.2% over the Oracle offer. Retek’s board of directors has rejected the Oracle offer and instead recommends that you tender into our amended offer.
Whom can I call if I have questions about the amended offer?
      Mellon Investor Services LLC is acting as the information agent and Credit Suisse First Boston LLC is acting as the dealer manager for the offer, and can be reached as described on the back cover of this Supplement.

To the stockholders of Retek
INTRODUCTION
      The following information amends and supplements the Offer to Purchase dated March 4, 2005, as amended by Amendment No. 1 to our Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2005, Amendment No. 2 to our Schedule TO filed on March 15, 2005 and Amendment No. 3 to our Schedule TO filed on March 17, 2005 (the “Offer to Purchase”), of Sapphire Expansion Corporation, a Delaware corporation (“Sapphire Expansion”). Sapphire Expansion is a wholly owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”). SAP America is wholly owned by, and is the principal U.S. operating subsidiary of, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany. Sapphire Expansion is now offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Retek Inc., a Delaware corporation (“Retek”), at an increased price of $11.00 per share, net to the seller in cash without interest (the “Amended Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal as amended and supplemented by this supplement (this “Supplement”) to the Offer to Purchase as well as the revised (blue) Letter of Transmittal (together, the “Amended Offer”). Tendering stockholders whose shares are registered in their own name who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or transfer taxes on the purchase of shares by Sapphire Expansion pursuant to the Amended Offer. Stockholders who hold their shares through a broker, bank or other custodian should check with that institution as to whether it will charge any service fees. Sapphire Expansion will pay all fees and expenses of Credit Suisse First Boston LLC (“Credit Suisse First Boston”), which is acting as the dealer manager (the “Dealer Manager”), and Mellon Investor Services LLC, which is acting as the depositary (the “Depositary”) and as the information agent (the “Information Agent”), incurred in connection with the Amended Offer.
      Except as otherwise set forth in this Supplement and in the revised (blue) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the related original (white) Letter of Transmittal remain applicable in all respects to the Amended Offer. This Supplement should be read carefully in conjunction with the Offer to Purchase. Capitalized terms used herein and not otherwise expressly defined shall have the meanings set forth in the Offer to Purchase. As used herein, the term “Original Offer” shall mean Sapphire Expansion’s original offer to purchase shares at $8.50 per share pursuant to the Offer to Purchase and the related original (white) Letter of Transmittal.
      Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase. Tendering stockholders may continue to use the original (white) Letter of Transmittal and the original (gold) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised (blue) Letter of Transmittal and the revised (green) Notice of Guaranteed Delivery circulated with this Supplement. Although the Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer, stockholders using such document to tender their shares will nevertheless be deemed to be tendering pursuant to the Amended Offer and will receive the Amended Offer Price per share described in this Supplement if shares are accepted for payment by Sapphire Expansion pursuant to the Amended Offer.
      Shares previously validly tendered pursuant to our Original Offer and not withdrawn constitute valid tenders for purposes of the Amended Offer. Stockholders are not required to take any further action with respect to such shares, except as may be required by the guaranteed delivery procedure if such procedure was utilized, in order to receive the Amended Offer Price of $11.00 per share if shares are accepted for payment by Sapphire Expansion pursuant to the Amended Offer.
      The board of directors of Retek has unanimously approved the Amended Offer and the Merger (as defined below) and determined that the terms of the Amended Offer and the Merger are fair to, and in the best interests of, the stockholders of Retek, and unanimously recommends that stockholders of Retek accept the Amended Offer and tender their shares. The factors considered by the board of directors of Retek in arriving at its decision to approve the Amended Offer and the Merger and to recommend that stockholders of Retek accept the Amended Offer and tender their shares are described in Amendment No. 1 to Retek’s

Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Amended Schedule 14D-9”), which is being mailed to stockholders of Retek concurrently herewith.
      Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as Retek’s financial advisor. The opinion of Deutsche Bank dated March 16, 2005 that, as of such date, the consideration to be received by the holders of shares of common stock of Retek pursuant to the Merger Agreement (defined below) is fair, from a financial point of view, to such holders, is set forth in full as an annex to the Amended Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on the date hereof.
      Consummation of the Amended Offer is conditioned, among other things, on (1) there being validly tendered and not withdrawn prior to the expiration date a number of shares that represents at least a majority of the total number of outstanding Retek shares on a fully diluted basis (the “Minimum Condition”) and (2) the receipt of any approval required by the German Federal Cartel Office, either by receipt of a written notification or by expiration of any applicable waiting period, and any other similar and necessary foreign approvals or waiting periods applicable to the purchase of shares pursuant to the Amended Offer having expired or been terminated. See Section 14 of this Supplement.
      The Amended Offer is being made pursuant to the Agreement and Plan of Merger dated as of February 28, 2005 (the “Merger Agreement”) as amended by the Amendment to the Merger Agreement dated as of March 16, 2005 (the “Amendment”) among SAP America, Sapphire Expansion and Retek (the Merger Agreement, as amended by the Amendment being herein referred to as the “Amended Merger Agreement”) pursuant to which, following the consummation of the Amended Offer and the satisfaction or waiver of certain conditions, Sapphire Expansion will be merged with and into Retek (the “Merger”), with Retek surviving the Merger as a wholly owned subsidiary of SAP America. In the Merger, each then outstanding Retek share (other than shares owned directly by SAP America, Sapphire Expansion or Retek in treasury or Retek shares that are held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Amended Offer Price, without interest thereon.
      Consummation of the Merger is subject to a number of conditions, including adoption of the Amended Merger Agreement by Retek stockholders if such adoption is required under applicable law and Sapphire Expansion’s purchase of shares pursuant to the Amended Offer. If Sapphire Expansion acquires at least 90% of the outstanding shares pursuant to the Amended Offer or otherwise, Sapphire Expansion could effect the Merger pursuant to the short-form merger provisions of the Delaware General Corporation Law, without prior notice to, or any action by, any other stockholder of Retek. Retek has granted SAP America an irrevocable option (the “Top-Up Option”) to purchase up to that number of Retek shares (the “Top-Up Option Shares”) equal to the lowest number of Retek shares that, when added to the number of Retek shares owned by SAP America, Sapphire Expansion and any of their respective affiliates immediately following consummation of the Amended Offer, would constitute 90% of the Retek shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Amended Offer Price. Notwithstanding the foregoing, the Top-Up Option would not be exercisable if the aggregate number of shares issuable upon exercise of the Top-Up Option, plus the aggregate number of then-outstanding Retek shares, plus the aggregate number of Retek shares issuable upon exercise of all options and other rights to purchase Retek shares, plus the aggregate number of shares reserved for issuance pursuant to the Retek Stock Plans (as defined herein), would exceed the number of authorized Retek shares.
      The Top-Up Option would only be exercisable if Sapphire Expansion accepts for payment pursuant to the Amended Offer Retek shares constituting, together with Retek shares owned by SAP America or its affiliates, at least 80% but less than 90% of the Retek shares then outstanding. The Top-Up Option expires upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Amended Merger Agreement, (c) the date that is ten business days after the Top-Up Option becomes exercisable, unless the Top-Up Option has been previously exercised in accordance with the terms and conditions of the Amended Merger Agreement and (d) the date that is ten business days after Retek has received a written notice from SAP America that it wishes to exercise the Top-Up Option, unless the purchase and sale of Retek shares pursuant to the Top-Up Option shall have previously occurred. The Amended Merger Agreement is more fully described in Section 12 of this Supplement.
      Retek has informed Sapphire Expansion that, as of the close of business on February 25, 2005, Retek had 56,117,640 shares issued and outstanding and 9,794,117 shares reserved for issuance upon the exercise of outstanding options, warrants, or other rights to purchase shares from Retek (excluding the Top-Up Option). For purposes of the Amended Offer, “fully diluted basis” assumes that all outstanding stock options (other than the Top-Up Option), warrants and other rights are currently exercisable. Based on the foregoing and assuming no additional shares or options, warrants or rights exercisable for, or securities convertible into, shares have been issued since February 25, 2005 (other than shares issued pursuant to the exercise of the stock options referred to above), there are 65,911,757 Retek shares outstanding on a fully diluted basis, so if stockholders tender 32,955,879 shares pursuant to the Amended Offer, the Minimum Condition would be satisfied. The actual number of shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of shares outstanding on the date that Sapphire Expansion accepts shares for payment pursuant to the Amended Offer. If the Minimum Condition is satisfied and Sapphire Expansion accepts for payment shares tendered pursuant to the Amended Offer, Sapphire Expansion will be able to elect a majority of the members of Retek’s board of directors and to effect the Merger without the affirmative vote of any other stockholder of Retek.
      This Supplement as well as the Offer to Purchase and the related revised (blue) Letter of Transmittal contain important information and should be read carefully in their entirety before any decision is made with respect to the Amended Offer.
THE TENDER OFFER

1.	Terms of the Amended Offer
      Pursuant to the Amended Merger Agreement, Sapphire Expansion has amended its Original Offer to purchase Retek shares. The price per share to be paid pursuant to the Amended Offer has been increased from $8.50 per share to $11.00 per share, net to the seller in cash without interest, upon the terms and subject to the conditions of the Amended Offer. All stockholders whose Retek shares are validly tendered and not withdrawn (including shares tendered and not withdrawn prior to the date of this Supplement) pursuant to Sapphire Expansion’s Original Offer or Amended Offer will receive the increased price.
      Upon the terms and subject to the conditions to the Amended Offer (including the terms and conditions set forth in Section 14 of this Supplement and if the Amended Offer is extended or amended, the terms and conditions of any such extension or amendment), Sapphire Expansion will accept for payment and pay for all shares validly tendered on or prior to the Expiration Date and not properly withdrawn in accordance with the procedures set forth in Section 4 of the Offer to Purchase. The term “Expiration Date” means 12:00 noon, New York City time, on Friday, April 1, 2005, unless and until Sapphire Expansion, in its sole discretion, extends the period of time for which the Amended Offer is open, in which event the term “Expiration Date” means the time and date at which the Amended Offer, as so extended by Sapphire Expansion, will expire.

2.	Acceptance for Payment and Payment
      Sapphire Expansion will accept for payment, and will pay for, shares in the Amended Offer as set forth in the Offer to Purchase under the heading “Acceptance for Payment and Payment.” See Section 2 of the Offer to Purchase.

3.	Procedures for Accepting the Offer and Tendering Shares
      Procedures for tendering shares in the Amended Offer are set forth in the Offer to Purchase under the heading “Procedures for Accepting the Offer and Tendering Shares.” See Section 3 of the Offer to Purchase. Stockholders tendering shares may use the original (white) Letter of Transmittal that was distributed with the Offer to Purchase or the revised (blue) Letter of Transmittal distributed with this Supplement, and will in either case receive $11.00 per share in cash without interest, upon the terms and subject to the conditions of the Amended Offer.

4.	Withdrawal Rights
      Shares tendered pursuant to the Amended Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after Monday, May 2, 2005.
      Withdrawal rights pursuant to the Amended Offer are set forth in the Offer to Purchase under the heading “Withdrawal Rights.” See Section 4 of the Offer to Purchase.

5.	Information Concerning Retek
      The discussion set forth in Section 5 of the Offer to Purchase is hereby amended and supplemented as follows:
      On March 14, 2005, Retek filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (“Retek’s 2004 Form 10-K”). Set forth below is certain selected financial information with respect to Retek and its subsidiaries excerpted from the information contained in Retek’s 2004 Form 10-K. The information set forth below supersedes in its entirety the historical financial information concerning Retek previously incorporated by reference into the Offer to Purchase. More comprehensive financial information is included in Retek’s 2004 Form 10-K and other documents filed by Retek with the SEC, and the following summary is qualified in its entirety by reference to such report, other documents and all the financial information (including any related notes) contained therein. Such report and other documents may be inspected and copies obtained as set forth below.

	Year Ended December 31,

	2004	2003	2002	2001	2000

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Total revenue	$174,235	$168,329	$191,832	$179,474	$91,957
Gross profit	89,693	79,657	107,299	104,449	38,212
Operating income (loss)	6,507	(20,227)	(46,742)	(23,319)	(65,598)
Net income (loss)	7,044	(20,533)	(123,583)	(14,310)	(42,905)
Basic net income (loss) per common share	$0.13	$(0.38)	$(2.35)	$(0.29)	$(0.91)
Diluted net income (loss) per common share	$0.12	$(0.38)	$(2.35)	$(0.29)	$(0.91)
Cash dividend declared per common share	—	—	—	—	—

	December 31,

	2004	2003	2002	2001	2000

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$41,599	$54,275	$56,464	$70,166	$31,058
Working capital	69,952	69,104	46,857	59,309	35,069
Total assets	172,535	178,229	198,567	299,370	195,183
Payable to HNC Software Inc.	—	—	—	—	598
Debt obligations	—	78	159	236	453
Total stockholders’ equity	102,698	88,911	101,448	203,523	124,595
      Retek is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Retek’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.
      Information concerning Retek contained herein and in the Offer to Purchase has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although SAP America and Sapphire Expansion do not have any knowledge that any such information is untrue, neither SAP America nor Sapphire Expansion takes any responsibility for the accuracy or completeness of such information or for any failure by Retek to disclose events that may have occurred and may affect the significance or accuracy of any such information.

6.	United States Federal Income Tax Considerations
      A general summary of certain material U.S. Federal income tax consequences of the Amended Offer and, if applicable, any subsequent merger is set forth in the Offer to Purchase under the heading “United States Federal Income Tax Considerations.” See Section 6 of the Offer to Purchase.

7.	Price Range of the Shares
      The shares are traded on the Nasdaq National Market under the symbol “RETK”. The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the shares on the Nasdaq National Market as reported by Bloomberg L.P.
RETEK

	Sales Price

Calendar Year	High	Low

2002:
First quarter	$35.00	$17.09
Second quarter	28.51	18.20
Third quarter	24.30	2.99
Fourth quarter	4.75	1.50
2003:
First quarter	6.17	2.62
Second quarter	8.50	5.02
Third quarter	7.89	6.00
Fourth quarter	11.49	6.75
2004:
First quarter	11.99	6.57
Second quarter	8.35	5.28
Third quarter	6.15	3.40
Fourth quarter	6.86	4.42
2005:
First quarter (through March 16, 2005)	10.90	5.08
      On Friday, February 25, 2005, the last full trading day prior to the announcement of the Offer, the reported closing price on the Nasdaq National Market for the shares was $6.00 per share. On Wednesday, March 16, 2005, the last full trading day prior to the announcement of the Amended Offer, the reported closing price on the Nasdaq National Market for the shares was $10.52 per share. Stockholders are urged to obtain a current market quotation for the shares.
      To date, Retek has never paid a dividend on the shares.

8.     Information Concerning SAP AG, SAP America and Sapphire Expansion
      Information concerning SAP AG, SAP America and Sapphire Expansion is set forth in the Offer to Purchase under the heading “Information Concerning SAP AG, SAP America and Sapphire Expansion.” See Section 8 of the Offer to Purchase.

9.	Appraisal Rights
      Stockholders do not have appraisal rights as a result of the Amended Offer. However, if the Merger is consummated, each stockholder who does not vote in favor of the Merger or consent thereto in writing may seek appraisal as described in Section 9 and Schedule II of the Offer to Purchase.

10.	Source and Amount of Funds
      As a result of the Amended Offer, Sapphire Expansion estimates that the total amount of funds required to consummate the Amended Offer and the Merger, and pay related fees and expenses will be approximately $659 million. Sapphire Expansion plans to obtain all funds needed for the Amended Offer and the Merger from currently available resources of SAP America. The Amended Offer and the Merger are not subject to any financing condition.
11.     Further Contacts with Retek
      The discussion set forth in Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:
      On March 4, 2005, SAP America and Sapphire Expansion commenced the Original Offer.
      On March 8, 2005, Oracle Corporation (“Oracle”) announced its intention to commence, and on March 9, 2005 a subsidiary of Oracle commenced, a tender offer for Retek (the “Oracle Offer”). The Oracle Offer is subject to conditions, including the termination of our Merger Agreement with Retek. Following announcement of the Oracle Offer, Martin Leestma, President and Chief Executive Officer of Retek, notified SAP America by telephone of the Oracle Offer.
      From March 8, 2005 through March 16, 2005, representatives of Retek and its outside counsel, in compliance with the terms of the Merger Agreement, apprised SAP America and Sapphire Expansion of Retek’s communications with Oracle regarding the Oracle Offer and certain information shared by Retek with Oracle. In accordance with the Merger Agreement, representatives of SAP America and its outside counsel reviewed information shared by Retek with Oracle and in certain instances participated in telephone conversations intended to provide SAP America with information comparable to that shared with Oracle.
      On March 9, 2005, Mr. Leestma spoke on the telephone with representatives of SAP AG and SAP America and exchanged emails concerning certain employee communications being planned by Retek. On March 9, 2005, SAP AG issued the following press release in response to the announcement of the Oracle Offer:
      “SAP Comments on its Offer for Retek: Walldorf, Germany — March 09, 2005—SAP AG (NYSE: SAP) today issued a statement regarding SAP America’s offer for Retek Inc.
      As SAP offers superior interoperability with both Microsoft’s .NET and the Java programming environments through its own integration and application platform, SAP NetWeaver, SAP is in a better position to offer Retek and SAP customers a swift and painless path to the integration of these and other third-party applications. SAP believes that integration at the applications level — rather than at the database level — is what will drive competitive advantage for companies looking to align their IT infrastructure in order to respond swiftly to changes in the fast-moving retail market. Moreover, SAP is committed to openness to all databases in the market, not locking customers out of choices. SAP remains strongly committed to the retail industry.
      SAP continues to be the leading business applications vendor globally and in the U.S. and has consistently gained share against its peer group for over two years both globally and in the U.S.

      Regarding yesterday’s announcement by Oracle related to Retek, SAP has no further comment at this time . . .”
      On the evening of March 10, 2005, the board of directors of Retek met to consider the Oracle Offer. On March 11, 2005, in accordance with the Merger Agreement, SAP America received a formal notice from Retek with respect to the Oracle Offer, which triggered a three business day notice period for SAP America and Sapphire Expansion to propose any change to the terms of the Merger Agreement before the Retek board of directors would make a final determination concerning its position with respect to the Oracle Offer.
      Shortly before 5:00 p.m. New York City time on March 16, 2005, SAP America and Sapphire Expansion sent Retek the following letter accompanied by a proposed amendment to the Merger Agreement:

Retek Inc.
Retek on the Mall
950 Nicollet Mall
Minneapolis, MN 55403
Attention: Martin J. Leestma

Re:	Notice of Superior Proposal pursuant to Section 6.2(b) of the Agreement and Plan of Merger dated as of February 28, 2005 among SAP America, Inc., Sapphire Expansion Corporation and Retek Inc. (the “Merger Agreement”)
Members of the Board:

Attached please find a signed amendment to the Merger Agreement reflecting our binding proposal to increase our offer price per share to $11.00 conditioned upon an increase in the Termination Fee (as defined in the Merger Agreement) to $25,000,000. We remain enthusiastic about this transaction and the opportunities that Retek will bring to SAP with its complementary solutions and highly capable and knowledgeable team of employees. We look forward to your acceptance of this proposal.

This written notice of our proposal to amend the terms of the Merger Agreement is being sent to you in accordance with Section 6.2(b) thereof and in response to your Notice of Superior Proposal dated March 10, 2005. Under Section 6.2(b) of the Merger Agreement you are required to give effect to this proposal in determining whether to make an Adverse Change in Recommendation or to accept a Superior Company Proposal.

We believe this proposal is simple and unambiguously favorable to Retek stockholders. Accordingly, we would expect Retek’s board to be in a position to conduct its deliberations and respond to this proposal promptly. If after concluding deliberations you are in agreement with the terms of the attached amendment, please execute the amendment and deliver it to us as soon as practicable. Please note that this proposal is available for acceptance until 9:00 a.m. New York City time on March 17, 2005.

If you have any questions or comments on this proposal, please feel free to contact the undersigned.
      Very truly yours,

James Mackey	Brad C. Brubaker
President Sapphire Expansion Corporation	Authorized Signatory SAP America, Inc.
      Following receipt of the letter, the board of directors of Retek met to review the terms of the proposed amendment. Representatives of Deutsche Bank contacted SAP America on behalf of Retek and sought to modify one of the terms of the proposed amendment. SAP America indicated it was not willing to modify its proposal. Later that night, Retek signed the Amendment to the Merger Agreement, pursuant to which the Amended Offer is being made.

      Early on March 17, 2005, SAP AG, SAP America and Retek issued a joint press release. In that release, which announced the signing of the Amendment and the unanimous recommendation by the Retek board of directors of the Amended Offer, SAP America and Sapphire Expansion indicated that the Amended Offer would be SAP America’s and Sapphire Expansion’s best and final offer to Retek stockholders.

12.	The Amended Merger Agreement

Amended Merger Agreement
      The Amended Merger Agreement effects the following changes to the Merger Agreement. Other than as amended by the Amendment, the provisions of the original Merger Agreement remain in full force and effect.
      The Offer. The Amendment provides that Sapphire Expansion will increase its offer price to $11.00 per share, net to the seller in cash, without interest. The obligations of SAP America, Sapphire Expansion and Retek set forth in the original Merger Agreement with respect to the Original Offer apply with respect to the Amended Offer as so amended.
      Termination Fee. The Amendment increases the Termination Fee from $15 million to $25 million.
      The foregoing is a summary of certain provisions of the Amendment. This summary is qualified in its entirety by reference to the Amendment and the Merger Agreement, each of which is incorporated herein by reference.

13.	Dividends and Distributions
      Pursuant to the terms of the Merger Agreement, from the date of the Merger Agreement to the effective time of the Merger, without the prior written consent of Sapphire Expansion, Retek and its subsidiaries may not declare, set aside or pay any dividends on, or make other distributions in respect of, any capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of Retek to its parent. See Sections 12 and 13 of the Offer to Purchase.

14.	Conditions to the Amended Offer
      Notwithstanding any other term of the Amended Offer or the Amended Merger Agreement, Sapphire Expansion will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Sapphire Expansion’s obligation to pay for or return tendered Retek shares promptly after the termination or withdrawal of the Amended Offer), to pay for any Retek shares tendered pursuant to the Amended Offer unless (a) there shall have been validly tendered and not withdrawn prior to the expiration of the Amended Offer that number of Retek shares that would represent at least a majority of the Fully Diluted Shares (the “Minimum Condition”), and (b) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder shall have expired or been terminated (which condition was satisfied on March 14, 2005 when the Federal Trade Commission granted early termination to the waiting period), and any approval required by the German Federal Cartel Office shall have been received, either by receipt of a written notification or by expiration of any applicable waiting period, and any other similar and necessary foreign approvals or waiting periods applicable to the purchase of shares pursuant to the Amended Offer shall have expired or been terminated. The term “Fully Diluted Shares” means all outstanding securities entitled generally to vote in the election of directors of Retek on a fully diluted basis, after giving effect to the exercise or conversion of all options (other than the option granted pursuant to the Top-Up Option), rights and securities exercisable or convertible into such voting securities. Furthermore, notwithstanding any other term of the Amended Offer or the Amended Merger Agreement, Sapphire Expansion will not be required to accept for payment or, subject as aforesaid, to pay for any Retek shares not theretofore accepted for payment or paid for, and may terminate or amend the Amended Offer, with the consent of Retek, if, at any time on or after the date of the Merger Agreement and before the expiration of the Amended Offer any of the following conditions exists:

(a)	there shall be pending or threatened any suit, action or proceeding by any Governmental Entity, or pending any suit, action or proceeding that has a reasonable likelihood of success by any other person, (i) challenging the acquisition by SAP America or Sapphire Expansion of any Retek shares, seeking to restrain or prohibit the making or consummation of the Amended Offer or the Merger or any other transaction contemplated by the Amended Merger Agreement or, other than litigation existing prior to the date of the Merger Agreement that was disclosed to SAP America and Sapphire Expansion (“Existing Retek Litigation”), seeking to obtain from Retek, SAP America or Sapphire Expansion or any of their respective subsidiaries or affiliates any damages that are material in relation to Retek and Retek’s subsidiaries taken as whole, (ii) seeking to prohibit or limit the ownership or operation by Retek, SAP America or any of their respective subsidiaries of any material portion of the business or assets of Retek, SAP America or any of their respective subsidiaries or affiliates, or to compel Retek, SAP America or any of their respective subsidiaries or affiliates to dispose of or hold separate any material portion of the business or assets of Retek, SAP America or any of their respective subsidiaries or affiliates, as a result of the Amended Offer, the Merger or any other transaction contemplated by the Amended Merger Agreement, (iii) seeking to impose limitations on the ability of SAP America or Sapphire Expansion to acquire or hold, or exercise full rights of ownership of, any Retek shares, including the right to vote the Retek shares purchased by it on all matters properly presented to the stockholders of Retek, (iv) seeking to prohibit SAP America or any of its subsidiaries from effectively controlling in any material respect the business or operations of Retek and Retek’s subsidiaries or (v) other than Existing Retek Litigation, that otherwise individually or in the aggregate would reasonably be expected to have a material adverse effect on the business, assets, financial condition, results of operations or, prospects of Retek and its subsidiaries, or directly or indirectly prevent or materially impede or delay the consummation of the Amended Offer or the Merger (a “Retek Material Adverse Effect”);

(b)	any law or judgment shall have been enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or permit withheld with respect to, (i) SAP America, Retek or any of their respective subsidiaries or affiliates or (ii) the Amended Offer, the Merger or any other transaction contemplated by the Amended Merger Agreement, in either case by any governmental entity that individually or in the aggregate would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

(c)	since the date of the Merger Agreement, there shall have occurred any event, change or development that, individually or in the aggregate, has had or would reasonably be expected to have a Retek Material Adverse Effect;

(d)	there shall have occurred and be continuing at the time immediately prior to such obligation of Sapphire Expansion (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States (other than a shortening of trading hours or any trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) any extraordinary adverse change in the financial markets or major stock exchange indices in the United States or (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

(e)	Retek’s board of directors or any committee thereof shall have (i) failed to recommend the Amended Offer or the approval and adoption of the Amended Merger Agreement and the Merger by the stockholders of Retek or withdrawn or modified the approval or recommendation of Retek’s board of directors or any committee thereof of the Amended Merger Agreement, the Amended Offer, the Merger or the other transactions contemplated by the Merger (including by amendment of the Schedule 14D-9) in a manner adverse to SAP America, (ii) approved or recommended to the stockholders of Retek a Retek Takeover Proposal or announced its intention to enter into an Acquisition Agreement with respect to a Retek Takeover Proposal or (iii) approved or recom-

mended that stockholders of Retek tender their Retek shares into any tender offer or exchange offer that is a Retek Takeover Proposal or is related thereto;

(f)	any representation and warranty of Retek in the Amended Merger Agreement shall not be true and correct (disregarding solely for purposes of this paragraph (f) any materiality or Retek Material Adverse Effect qualifications therein), which failure to be true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Retek Material Adverse Effect as of the scheduled or extended expiration of the Amended Offer, except to the extent such representation and warranty expressly relates to an earlier date (in which case on and as of such earlier date);

(g)	any representation and warranty of Retek as to its capital structure, its intellectual property or computer software that is qualified as to materiality or material adverse effect shall not be true and correct or any such representation and warranty that is not so qualified shall not be true and correct in any material respect, as of the date of the Merger Agreement and as of the scheduled or extended expiration of the Amended Offer, except to the extent such representation and warranty expressly relates to an earlier date (in which case on and as of such earlier date);

(h)	Retek shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Retek to be performed or complied with by it under the Amended Merger Agreement; or

(i)	Retek shall have (i) failed to timely file with the SEC its annual report on Form 10-K including all information required to be disclosed pursuant to Item 9A of Form 10-K or (ii) failed to include in its annual report on Form 10-K an unqualified opinion from its auditors on Retek’s financial statements (which condition was satisfied on March 14, 2005 when Retek filed its Annual Report on Form 10-K); or

(j)	the Amended Merger Agreement shall have been terminated in accordance with its terms.
The foregoing conditions are for the sole benefit of SAP America and Sapphire Expansion and may be asserted by SAP America or Sapphire Expansion regardless of the circumstances giving rise to such condition or may be waived by SAP America and Sapphire Expansion in whole or in part at any time and from time to time in their sole discretion; provided, however, that the Minimum Condition may not be waived. The failure by SAP America, Sapphire Expansion or any other affiliate of SAP America at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15.	Legal Matters
      Antitrust. On March 14, 2005, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer.

16.	Fees and Expenses
      Information concerning the fees and expenses of the Dealer Manager and the Information Agent and Depositary is set forth in the Offer to Purchase under the heading “Fees and Expenses.” See Section 16 of the Offer to Purchase.

17.	Miscellaneous
      SAP America and Sapphire Expansion have filed with the SEC a Tender Offer Statement on Schedule TO, and amendments thereto, pursuant to Rule l4d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Amended Offer, and may file additional amendments thereto. Such Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in Section 5 of this Supplement.
      No person has been authorized to give any information or make any representation on behalf of SAP America or Sapphire Expansion not contained in this Supplement or in the revised (blue) Letter of Transmittal or in the Offer to Purchase and the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.
      Except as otherwise set forth in this Supplement and in the revised (blue) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Amended Offer, and this Supplement should be read in conjunction with the Offer to Purchase, in each case in its entirety.

SAPPHIRE EXPANSION CORPORATION
March 17, 2005

      Facsimile copies of the revised (blue) or original (white) Letter of Transmittal, properly completed and duly executed, will be accepted. The revised (blue) or original (white) Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of Retek or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:
The Depositary for the Amended Offer is:
Mellon Investor Services LLC

By Mail:	By Overnight Delivery:	By Hand:
Mellon Investor Services LLC Post Office Box 3301 South Hackensack, NJ 07606 Attn: Reorganization Department	Mellon Investor Services LLC 85 Challenger Road — Mail Drop-Reorg Ridgefield Park, NJ 07660 Attn: Reorganization Department	(9:00 a.m.-5:00 p.m. New York City Time) Mellon Investor Services LLC 120 Broadway, 13th Floor New York, NY 10271 Attn: Reorganization Department
By facsimile transmission (for Eligible Institutions only)
(201) 296-4293
Confirm receipt of facsimile by telephone only
(201) 296-4860
      Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Supplement, the Offer to Purchase, the revised (blue) Letter of Transmittal and other tender offer materials may be obtained from the Information Agent, and will be furnished promptly at Sapphire Expansion’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Amended Offer.
The Information Agent for the Amended Offer is:
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Banks and Brokers Call Collect: (201) 373-5156
All Others Call Toll-Free: (888) 468-9726
The Dealer Manager for the Amended Offer is:
Credit Suisse First Boston LLC
Eleven Madison Avenue
New York, New York 10010-3629
Call Toll-Free (800) 881-8320